Exhibit 99.5
LINKTONE REPORTS UNAUDITED FIRST QUARTER
2010 FINANCIAL RESULTS
BEIJING, China, May 21, 2010 — Linktone Ltd. (NASDAQ: LTON), one of the leading providers of wireless interactive entertainment services to consumers in China, today announced its unaudited financial results for the first quarter ended March 31, 2010.
UNAUDITED RESULTS FOR THE FIRST QUARTER
•	Gross revenues of $19.0 million, compared with $15.4 million in the fourth quarter of 2009 and $14.8 million in the first quarter of 2009.
•
GAAP net income of $0.1 million, compared with GAAP net loss of $1.9 million in the fourth quarter of 2009 and GAAP net income of $0.3 million in the first quarter of 2009. GAAP net loss for the fourth quarter of 2009 reflected the impact of an impairment provision of $2.5 million related to goodwill for the casual games business.

•
GAAP net income from continuing operations of $0.1 million, compared with GAAP net loss from continuing operations of $1.9 million in the fourth quarter of 2009 and GAAP net income from continuing operations of $0.1 million in the first quarter of 2009.

•
GAAP net income per fully diluted American Depositary Share (“ADS”) of $0.00 or break-even, compared with GAAP net loss of $0.04 per fully diluted ADS for the fourth quarter of 2009 and GAAP net income of $0.01 per fully diluted ADS for the first quarter of 2009.

•	Non-GAAP net income* of $0.2 million, compared with non-GAAP net income of $0.6 million in the fourth quarter of 2009 and non-GAAP net income of $0.5 million in the first quarter of 2009.
•
Non-GAAP net income per fully diluted ADS of $0.00, compared with non-GAAP net income per fully diluted ADS of $0.02 in the fourth quarter of 2009 and non-GAAP net income per fully diluted ADS of $0.01 in the first quarter of 2009.

*
Non-GAAP measures exclude share-based compensation expense and impairment charges. Please refer to the table at the end of this release titled “Non-GAAP Reconciliation” which provides a reconciliation between GAAP and non-GAAP financial measures.

RECENT BUSINESS DEVELOPMENTS
•
In April 2010, Linktone acquired a 30% ownership stake in Allied Pacific Sports Network Limited (“APSN”), an Internet and wireless provider of on-demand sports throughout Asia and the operator of a number of officially licensed sports-focused websites, and a 45% interest in ASPN’s indirect subsidiary, Allied Pacific Baseball Network Limited. Simultaneously with Linktone’s investment, APSN entered into a multi-year agreement with MLB Advanced Media, L.P. (“MLBAM”) to become the exclusive provider of Major League Baseball (“MLB”) content in China, Hong Kong, Macau, South Korea, Singapore, Thailand, Indonesia, the Philippines, and Vietnam for the Internet, interactive media, mobile telephones, and other wireless devices. At the same time, Linktone terminated its previously announced license arrangement with MLBAM.

•
In March 2010, Linktone, together with its major shareholder, PT Media Nusantara Citra Tbk (“MNC”), completed the acquisition of 75% of the share capital of InnoForm Group (“InnoForm”). InnoForm is a Singapore-based company with regional offices in Malaysia, Taiwan and Hong Kong, specializing in the development, distribution and licensing of edutainment and entertainment products.

•
In January 2010, Linktone completed its acquisition of a controlling interest in Letang, Game Limited (“Letang”) a private Chinese company specializing in the development of mobile games and PC online games utilizing innovative content and leading technology. This strategic acquisition strengthens Linktone’s content portfolio with more comprehensive products and service offerings and accelerates the Company’s momentum in the fast-growing mobile and online games market.

Chief Executive Officer Hary Tanoesoedibjo said, “The first quarter brought better than expected gross revenues of nearly $4 million higher than the top of our target range for the period. This is largely reflective of the impact of the recent content and service enhancements in our Interactive Voice Response (“IVR”) and Java games services. With our acquisition of Letang, we now offer more than 50 high quality branded games that can be played on the major global mobile phone operating systems and platforms including Flash, Symbian, KJava, MTK, Android, BlackBerry and iPhone, and we plan to launch our first mobile web game by the end of this month. With InnoForm, we have partnered with one of the industry’s leading VCD/DVD/CD distributors for both the English and Chinese language markets in Singapore and the Asian region. Each of our recent business developments reflects our efforts to indentify and execute on attractive and complementary investment opportunities that utilize our strong balance sheet, bolster our portfolio offerings, and expand our footprint in pan-Asian wireless interactive services.
“Following our return to profitability for fiscal year 2009, we achieved modest profitability during the first quarter of 2010 and intend to strive toward consecutive profitability for each of the next three quarters. We believe we are making great progress with our stated strategies to enhance Linktone’s competitive standing and create value for the long-term benefit of shareholders,” Mr. Tanoesoedibjo concluded.

FIRST QUARTER REVENUE MIX
Linktone’s first quarter revenue mix includes wireless value added services (“WVAS”) data-related services (SMS, MMS, WAP, and Java), WVAS audio-related services (IVR and CRBT) and others (casual game and enterprise services).
Data-related services revenue was $7.8 million, representing 42% of gross revenues, compared with $9.5 million or 62% of gross revenues for the fourth quarter of 2009. The sequential decrease was primarily due to the telecommunication operators’ new policy requiring additional notices and confirmations to end users during the purchase of embedded services in mobile handsets, effective from January 2010.
Data-related services breakdowns are as follows:
•
Short Messaging Services (“SMS”) revenue represented 38% of gross revenues, compared with 58% for the fourth quarter of 2009. SMS revenue was $7.2 million for the first quarter of 2010, compared with $8.9 million for the fourth quarter of 2009.

•
Multimedia Messaging Services (“MMS”) revenue represented 1% of gross revenues, compared with 1% for the fourth quarter of 2009. MMS revenue was $0.1 million for the first quarter of 2010, compared with $0.2 million for the fourth quarter of 2009.

•
Wireless Application Protocol (“WAP”) and Java Gaming (“Java”) revenue represented 3% of gross revenues compared with 3% for the fourth quarter of 2009. WAP and Java revenue was $0.5 million for the first quarter of 2010, compared with $0.4 million for the fourth quarter of 2009.

Audio-related services accounted for 56% of gross revenues, or $10.8 million, compared with 37% of gross revenues, or $5.7 million, for the fourth quarter of 2009. The sequential increase was primarily due to a new cooperative content agreement secured in December 2009 which helped increase IVR revenue significantly in January and February.
Audio-related service breakdowns are as follows:
•
IVR revenue increased to 49% of gross revenues, compared with 27% for the fourth quarter of 2009. IVR revenue was $9.4 million for the first quarter of 2010, compared with $4.2 million for the fourth quarter of 2009. However, the Company does not expect the high volume of IVR sales to continue into the second quarter of 2010 because one of the telecommunication operators issued a new management policy, effective from March 2010, regarding certain IVR services which are expected to adversely affect the profitability of such services.

•
Color Ring-Back Tones (“CRBT”) revenue decreased to 7% of gross revenues, compared with 10% for the fourth quarter of 2009. CRBT revenue was $1.4 million for the first quarter of 2010, compared with $1.5 million for the fourth quarter of 2009.

Other service revenue was insignificant in the first quarter of 2010.

MARGINS, EXPENSES AND BALANCE SHEET
Linktone’s key operating benchmarks and balance sheet items for the first quarter of 2010 include the following:
•
Gross profit margin decreased to 27% of net revenues, or gross revenues minus business tax, compared with 36% for the fourth quarter of 2009 and 35% for the first quarter of 2009. The sequential decrease was primarily due to a higher revenue share to business partners for certain popular IVR content.

•
Operating income was 0.02% of net revenues, compared with operating loss of 15% for the fourth quarter of 2009 and operating profit of 0.4% for the first quarter of 2009. The operating loss in the fourth quarter of 2009 was mainly due to an impairment provision of $2.5 million related to goodwill for the casual games business.

•
Operating expenses were $4.9 million, compared with $7.4 million for the fourth quarter of 2009 and $4.9 million for the first quarter of 2009. Operating expenses for the fourth quarter of 2009 included the above mentioned impairment provision.

•	Selling and marketing expenses were $2.1 million, compared with $1.9 million for the fourth quarter of 2009 and $1.9 million for the first quarter of 2009.
•	Product development expenses were $0.8 million, compared with $0.8 million for the fourth quarter of 2009 and $1.0 million for the first quarter of 2009.
•	Other general and administrative expenses were $2.0 million, compared with $2.2 million for the fourth quarter of 2009 and $2.0 million for the first quarter of 2009.
•
Cash and cash equivalents, as well as short-term investments available for sale, totaled $89.6 million as of March 31, 2010, compared with $99.2 million as of December 31, 2009. The decrease in cash and cash equivalents was primarily due to acquisitions and investments made during the period as noted above.

•
Days Sales Outstanding for Continuing Operations, the average length of time required for Linktone to receive payment for services delivered, was 93 days for the first quarter of 2010, which was unchanged from the fourth quarter of 2009.

•
Intangible assets, goodwill and other long term liabilities increased by $2.8 million, $7.2 million and $5.9 million respectively, in the first quarter of 2010. These increases were due to Letang acquisition and have been recorded based on a preliminary valuation. The Company expects the valuation to be finalized in the second quarter of 2010.

SECOND QUARTER 2010 OUTLOOK
For the second quarter ending June 30, 2010, Linktone anticipates gross revenues to be in the range of $13 million to $14 million due to the continuing impact of the operators’ policy on embedding channel and IVR services.

USE OF NON-GAAP FINANCIAL MEASURES
The reconciliation of GAAP measures with non-GAAP measures for net income or loss and net income or loss per fully diluted ADS included in this press release is set forth after the attached financial statements. Linktone believes that the supplemental presentation of adjusted net income or loss and net income or loss per fully diluted ADS, excluding the effect of share-based compensation expense and provisions for impairment and their reversals, provides meaningful non-GAAP financial measures to help investors understand and compare business trends among different reporting periods on a consistent basis, independently of share-based compensation and items not indicative of Linktone’s future ongoing operating results. Thus, the non-GAAP financial measures provide investors with another method for assessing Linktone’s operating results in a manner that is focused on the performance of its ongoing operations. Linktone management also uses non-GAAP financial measures to plan and forecast results for future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results located after the financial statements.
DISCONTINUED OPERATIONS
As previously reported, Linktone terminated its partnership agreement with the Chinese Youth League Internet, Film and Television Centre with regard to Qinghai Satellite Television and its partnership agreement with Tianjin Satellite Television in 2008. In the attached financial statements, the results of these advertising arrangements are reported separately as discontinued operations for both current and prior periods for the purpose of focusing on continuing operations and providing a consistent basis for comparing financial performance over time.
TODAY’S CONFERENCE CALL
As previously announced, Linktone’s management plans to host a conference call to discuss its first quarter 2010 financial results today at 8:00 p.m. Eastern Time on May 20, 2010 (5:00 p.m. Pacific Time on May 20, 2010 and 8:00 a.m. Beijing/Hong Kong Time on May 21, 2010). The dial-in number for the call is 877-941-2321 for U.S. callers and 480-629-9714 for international callers. The management team will be on the call to discuss the quarterly results and highlights and to answer questions from participants. A replay of the call will be available through June 3, 2010. To access the replay, U.S. callers should dial 800-406-7325 and enter passcode 4293904; international callers should dial 303-590-3030 and enter the same passcode.
Additionally, a live webcast of this call will be available on the Linktone web site at http://www.linktone.com/press_release.jsp An archived replay of the call will be available for 90 days.

ABOUT LINKTONE LTD.
Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s strong distribution network, integrated service platform and multiple marketing sales channels, as well as through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.
FORWARD-LOOKING STATEMENTS
This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: Linktone’s ability to expand into Asian markets outside of China; changes in the policies of the People’s Republic of China (“PRC”) Ministry of Industry and Information and/or the telecom operators in China or in the manner in which the operators interpret and enforce such policies, including policies which reduce the prices the Company or Letang may charge customers; the risk that other changes in Chinese laws and regulations, including without limitation tax and media-related laws or laws relating to the usage of telecom value-added services, or in application thereof by relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the telecom value-added services market in China or any new markets it enters, for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the telecom operators; the risk that Linktone will not be able to realize meaningful returns from its acquisitions or strategic partnerships or may be required to record additional provisions for impairments in the value of the Company’s investments in such acquisitions or partnerships; the risk that Linktone will not be able to effectively manage entities that it acquires or effectively utilize their resources; the risk that content partners will continue to demand high revenue sharing percentages for popular contents which could adversely affect Linktone’s margins; the risk that Linktone’s acquisitions could divert management’s attention from Linktone’s existing operations, which could adversely affect its results of operations; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.
Investor Relations
The Piacente Group, Inc.
Kristen McNally, kristen@thepiacentegroup.com
Tel: 212-481-2050

LINKTONE LTD.
CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except share data)

	December 31,	March 31,
	2009	2010
	(unaudited)	(unaudited)
Assets
Current assets:

Cash and cash equivalents	79,477,153	71,292,088
Short-term investments	19,702,747	18,278,178
Accounts receivable, net (including a receivable from a related party of $0.7 million as of December 31, 2009 and March 31, 2010)	12,538,597	15,000,148
Tax refund receivable	1,953,740	1,235,796
Loans receivable from related parties	10,087,400	10,121,900
Deposits and other current assets	2,382,402	1,944,133
Deferred tax assets	1,102,916	877,149

Total current assets	127,244,955	118,749,392

Long-term investment	—	4,672,410
Property and equipment, net	530,769	544,734
Intangible assets, net	106,039	2,872,316
Goodwill	12,084,212	19,342,575
Deferred tax assets	22,497	388,808
Other long-term assets	364,276	1,586,255

Total assets	140,352,748	148,156,490

Liabilities and shareholders’ equity
Current liabilities:
Taxes payable	3,013,374	3,279,419
Accounts payable, accrued liabilities and other payables	7,915,352	7,249,292
Deferred revenue	351,049	249,529
Deferred tax liabilities	181,952	499,670

Total current liabilities	11,461,727	11,277,910

Long-term liabilities
Other long term liabilities	—	5,859,690

Total liabilities	11,461,727	17,137,600

Shareholders’ equity
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized, 420,756,430 shares issued and outstanding as of December 31, 2009 and March 31, 2010)	42,075	42,075
Additional paid-in capital	137,838,890	137,915,805
Statutory reserves	2,466,165	2,466,165
Accumulated other comprehensive income:
Unrealized gain on investment in marketable securities	437,250	452,120
Cumulative translation adjustments	7,217,287	7,223,221
Accumulated losses	(19,110,646)	(19,009,635)
Non-controlling interest	—	1,929,139

Total shareholders’ equity	128,891,021	131,018,890

Total liabilities and shareholders’ equity	140,352,748	148,156,490

LINKTONE LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(In U.S. dollars, except share data)

	Three months ended
	March 31,	December 31,	March 31,
	2009	2009	2010
	(unaudited)	(unaudited)	(unaudited)
Gross revenues	14,775,690	15,357,956	18,957,884
Sales tax	(499,281)	(622,254)	(596,715)
Net revenues	14,276,409	14,735,702	18,361,169
Cost of services	(9,299,707)	(9,489,999)	(13,430,402)
Gross profit	4,976,702	5,245,703	4,930,767
Operating expenses:
Product development	(962,344)	(785,728)	(821,127)
Selling and marketing	(1,934,102)	(1,947,499)	(2,097,175)
Other general and administrative	(2,022,922)	(2,204,354)	(2,022,695)
Provision/(Reversal) for impairment	—	(2,463,384)	14,648

Total operating expenses	(4,919,368)	(7,400,965)	(4,926,349)

Income/(Loss) from operations	57,334	(2,155,262)	4,418
Interest income (including interest income of $64,249 and $128,971 from related party loans for the three months ended December 31, 2009 and March 31, 2010 respectively)	(168,511)	446,117	543,247
Other income / (loss)	177,581	78,067	(2,496)
Income/ (Loss) before tax	66,404	(1,631,078)	545,169
Income tax benefit/(expense)	13,102	(250,256)	(409,172)
Less: Net income attributable to non-controlling interest	—	—	(34,986)
Net income/ (loss) from continuing operations	79,506	(1,881,334)	101,011
Net income from discontinued operations	266,113	3,559	—
Net income/ (loss)	345,619	(1,877,775)	101,011
Other comprehensive income/(loss):	(92,277)	441,950	20,804
Comprehensive income/(loss)	253,342	(1,435,825)	121,815

Basic income/(loss) per ordinary share:
Continuing operations	0.00	(0.00)	0.00
Discontinued operations	0.00	0.00	0.00

Total net income/(loss)	0.00	(0.00)	0.00

Diluted income/(loss) per ordinary share:
Continuing operations	0.00	(0.00)	0.00
Discontinued operations	0.00	0.00	0.00

Total net income/(loss)	0.00	(0.00)	0.00

Basic income/(loss) per ADS:
Continuing operations	0.00	(0.04)	0.00
Discontinued operations	0.01	0.00	0.00

Total net income/(loss)	0.01	(0.04)	0.00

Diluted income/(loss) per ADS:
Continuing operations	0.00	(0.04)	0.00
Discontinued operations	0.01	0.00	0.00

Total net income/(loss)	0.01	(0.04)	0.00

Weighted average ordinary shares:
Basic	420,636,230	420,756,430	420,756,430
Diluted	420,933,080	420,756,430	421,168,821

Weighted average ADSs:
Basic	42,063,623	42,075,643	42,075,643
Diluted	42,093,308	42,075,643	42,116,882

LINKTONE LTD.
NON-GAAP RECONCILIATION
(In U.S. dollars, except share data)

	Three months ended
	March 31,	December 31,	March 31,
	2009	2009	2010
	(unaudited)	(unaudited)	(unaudited)

Net income/(loss)	345,619	(1,877,775)	101,011
Stock based compensation expense	171,571	62,300	76,915
Provision/(Reversal) for impairment	—	2,463,384	(14,648)
Non-GAAP net income	517,190	647,909	163,278

Non-GAAP diluted income per share	0.00	0.00	0.00
Non-GAAP diluted income per ADS	0.01	0.02	0.00
Number of shares used in diluted per-share calculation	420,933,080	420,756,430	421,168,821
Number of ADSs used in diluted per-share calculation	42,093,308	42,075,643	42,116,882